Exhibit 99.1

Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF

NATIONAL INSTRUMENT 51-102

1.         Name and Address of Company

Gold Reserve Inc. ("Gold Reserve" or the "Company")

999 W. Riverside Avenue, Suite 401

Spokane, Washington 99201

2.         Date of Material Change

April 18, 2019

3.         News Release

A news release announcing the material change described herein was issued through CNW Group at Spokane, Washington and filed on SEDAR on April 18, 2019.

4.         Summary of Material Change

The Company reports that its Board of Directors has decided to reduce the aggregate amount of capital to be returned to shareholders pursuant to a return of capital transaction to approximately US$75 million, or approximately US$0.76 per Class A Share.

5.         Full Description of Material Change

5.1       Full Description of Material Change

Gold Reserve is providing an update regarding its previously announced intention to return between US$90 and US$100 million in the aggregate to holders of its Class A common shares pursuant to a return of capital transaction.

Following the Government of Canada’s decision on April 15, 2019 to impose sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act, Gold Reserve’s Board of Directors has determined that it is in the best interests of the Company and its shareholders to reduce the aggregate amount of capital to be returned to shareholders pursuant to a return of capital transaction to approximately US$75 million, or approximately US$0.76 per Class A common share.

The imposition of the April 15, 2019 sanctions poses a significant impediment to the Company’s ability to work with government officials related to the development of the Siembra Minera gold copper project, and the Company’s ability to work with government officials responsible for the payment and transfer of funds associated with the Settlement Agreement.

The Company expects to apply for a license from the US Treasury Department's Office of Foreign Assets Control (OFAC) to allow the Company to pursue payments under the Settlement Agreement and allow international financial institutions to facilitate such transactions to North America at least in the near term without violating US sanctions on Venezuela. The Company may also pursue similar relief from sanctions imposed under Canadian law. There can be no assurance that the Company will obtain such relief or licenses.

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5.2       Disclosure for Restructuring Transactions

Not Applicable.

6.         Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.         Omitted Information

Not Applicable.

8.         Executive Officer

A. Douglas Belanger

President

(509) 623-1500

9.         Date of Report

April 25, 2019

This material change report contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to future payments under the Settlement Agreement, future distributions to shareholders, if any, and the development of the Siembra Minera Project, including social programs undertaken in the project area, currently or in the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks that payments due under the Settlement Agreement continue to be delayed, the Company may not receive future payments due under such agreement, the Company may not be able to repatriate payments that are received, imposition of further sanctions by the U.S., Canada or other jurisdictions that may negatively impact our ability to freely transfer funds from Venezuela or our ability to do business in Venezuela including the development of the Siembra Minera project and the activities planned to be undertaken in connection with the project area may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, including without limitation the effect of sanctions imposed by the governments of the United States and Canada against dealings with certain Venezuelan entities and individuals, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this material change report.